Delisting Determination, The Nasdaq Stock Market, LLC, July 11, 2025, Starbox Group Holdings Ltd.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the security of Starbox Group Holdings Ltd.
effective at the opening of the trading session on August 1, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2).
The Company was notified of the Staff determination on March 7, 2025. On March 14, 2025, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815.
On April 22, 2025, the hearing was
held. On April 30, 2025 the Panel reached a decision and a Decision letter was issued on said date.
On April 30, 2025, the Panel reached a decision and decided to deny the request of the Company to continue its listing on the Exchange and on said date, the Company was informed that its security would be suspended.
The Company security was suspended on May 5, 2025.
The Staff determination to delist the Company security became final on June 16, 2025.